UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Thrift Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to auditing procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 24, 2015

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
INVESTMENTS, at fair value
Plan interest in The Kennametal Inc. Master Trust investments	$591,926,645	$572,045,193
RECEIVABLES
Employer contributions	644,457	321,979
Participant contributions	753,355	524,476
Notes receivable from participants	12,723,555	11,608,316
TOTAL RECEIVABLES	14,121,367	12,454,771
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	606,048,012	584,499,964
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,205,727)	(2,491,037)
NET ASSETS AVAILABLE FOR BENEFITS	$602,842,285	$582,008,927

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Plan interest in The Kennametal Inc. Master Trust investment income	$13,310,549
Interest income on notes receivable from participants	552,855
Contributions
Participant	21,091,533
Rollover	16,974,627
Employer	16,239,541
Total contributions	54,305,701
Total additions	68,169,105
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	49,645,535
Administrative fees	687,467
Loan distributions	181,025
Total deductions	50,514,027
NET INCREASE BEFORE TRANSFER IN OF ASSETS	17,655,078
Transfers of assets to this plan	3,178,280
NET INCREASE	20,833,358
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	582,008,927
End of year	$602,842,285
The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
NOTE 1—DESCRIPTION OF PLAN
The following description of Kennametal Thrift Plus Plan, as amended (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly, and union employees of Kennametal Inc. and certain of its business entities and business units ("Kennametal or the Company") and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for employee after-tax and Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor.
Fidelity Management Trust Company (FMTC) serves as master trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record keeper. The trustee has overall responsibility for the custody, safekeeping, and investment of the Plan assets that it holds. The Plan also provides for Company contributions. Trust investments in sponsor stock shall be made via the stock fund.
Effective September 1, 2014, the Plan was amended to provide that limited company matching contribution (50% of employee’s contribution up to a total calendar year amount of $500) for Kennametal Tungsten Materials Business employees who are covered by a collective bargaining agreement shall cease, and that such employees shall participate on the same contribution basis as provided below under CONTRIBUTIONS.
Effective January 1, 2014, the Plan was amended to (1) provide for the participation of eligible employees of Kennametal Extrude Hone Corporation, Kennametal Tricon Metals and Services Corporation and Kennametal Stellite., L.P. in Company basic contributions, Company discretionary contributions, and all other forms of participant and Company contributions under the Plan (2) provide that eligible employees who are transferred to the Plan shall receive vesting service credit for their service under such other Plans prior to the transfer (3) provide that Kennametal Stellite., L.P. employees whose accounts are merged into the Plan from the Deloro Stellite Co., Retirement Savings Plan (Stellite Plan) shall be fully vested in such transferred accounts and in their new accounts under the Plan (4) provide for the transfer of accounts of Kennametal Stellite L.P. employees (Goshen, Indiana location) from the Stellite Plan (5) provide for a limited company matching contribution (50% of employee’s contribution up to a total calendar year amount of $500) for Kennametal Tungsten Materials Business employees who are covered by a collective bargaining agreement and (6) provide the Plan administrator with the authority to accept the rollover into the Plan of notes associated with the outstanding balance on any loans of transferred or merged employees.
Effective May 1, 2013, the Plan was amended to accept Roth contributions in accordance with IRC §402(A).
Effective July 1, 2012, employees of three business entities who had participated in the Kennametal Affiliated Savings Plan (KASP) became eligible to participate in the Plan. Employees of a fourth business entity, who had also been participants in the KASP, also became eligible to participate in the Plan on January 1, 2013.

ELIGIBILITY – All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, Company contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants (excluding where applicable, earnings on Roth contributions).
VESTING – Employee contributions are fully vested. All Company contributions (basic, matching and discretionary) cliff vest after the third anniversary of the participant’s employment date. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $60,765 and $52,851, respectively. These amounts will be used to reduce future Company contributions. Company contributions were reduced by $406,409 for forfeited nonvested accounts for 2014.
PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, the Company matching contributions, and the Company required basic contribution. Fixed administrative expenses are deducted quarterly from the participants' accounts. The benefit to which a participant is entitled is the balance of the participant's vested account.
CONTRIBUTIONS – The Plan allows participants to elect a contribution rate (either pre-tax, Roth, after-tax, or a combination) of 1% to 50% of the employee's eligible wages, which include base salary, overtime, shift differential pay, and incentive compensation. Highly compensated employees are limited to contributing 9% pre-tax and 4% after-tax of their eligible wages. Newly hired employees are automatically enrolled at 3%. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make catch-up contributions.
The Plan provides for Company matching contributions of 50% of employee contributions, up to 6% of compensation. As such, the maximum Company matching contribution is 3% of compensation. Under the Plan, the Company has the discretion to make matching contributions in Kennametal capital stock.
The participants can elect to have their contributions (pre-tax, Roth, after-tax, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. Company matching contributions are invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.
Participants receive a fixed basic contribution equal to 3% of the employee's eligible compensation and an additional discretionary contribution from 0% up to 3%. Under the Plan, the Company has the right to make its basic and discretionary contributions in Kennametal capital stock. During 2014, the Company did not make any discretionary contributions. Company basic and discretionary contributions are invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.
DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death are payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal capital stock plus cash for fractional shares, a cash lump-sum or periodic payments for a period not to extend beyond the life (or life expectancy) of the participant or the joint lives (or life expectancy) of the participant and his or her designated beneficiary. If a participant's vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan document.
In addition, while still employed, participants may withdraw certain employee contributions or rollover contributions at any time. Participants over the age of 59.5 may withdraw their vested balance at any time. Vested contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons.

NOTES RECEIVABLE FROM PARTICIPANTS – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. Principal and interest are paid ratably through payroll deductions. The maximum term permissible for a general-purpose note is 5 years and 30 years for a residential note. The interest rate is determined by the Plan administrator based on existing market conditions and is fixed over the life of the note. Interest rates on notes receivable from participants range from 4.25% to 10.50% at both December 31, 2014 and 2013. Notes receivable from participants outstanding at December 31, 2014 have maturity dates ranging from 2015 to 2044.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this standard, the Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.
USE OF ESTIMATES – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – The Plan holds an interest in the net assets of the Kennametal Inc. Master Trust (“Master Trust”) as of December 31, 2014 and 2013. The Master Trust investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Committee determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Gains and losses on securities sold or redeemed are determined on the basis of average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in the Kennametal Inc. Master Trust investment income includes the Plan’s gain and losses on investments bought and sold as well as held during the year and interest and dividends.

NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded in the period earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants / beneficiaries.
PLAN EXPENSES – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Record keeping fees are charged equally to each participant and are classified as administrative fees on the Statement of Changes in Net Assets Available for Benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative fees in the accompanying Statements of Changes in Net Assets Available for Benefits. Investment related expenses are included in the Plan interest in the Kennametal Inc. Master Trust Investment Income.

NOTE 3 – INVESTMENT IN MASTER TRUST
All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the plans making up the Kennametal Inc. program, which consists of Kennametal Savings Plan, Kennametal Retirement Income Savings Plan (KRISP), and Kennametal Thrift Plus Plan (Thrift). The Master Trust offers: mutual funds, Common/Collective trusts, Kennametal Inc. capital stock, a Stable Value Fund and a self-directed brokerage account as investment options. Only participants participating in the KRISP and Thrift plans are permitted to invest in Kennametal capital stock. During 2014, the Plan administrator determined that it was most appropriate to include certain disclosures about the existing Master Trust. These additional disclosures did not result in a change to the Plan's existing accounting policies. The 2013 disclosures have been updated for comparative presentation. Each participating plan’s interest in the investment funds (i.e. separate accounts) of the Master Trust is based on the account balances of the participants and their elected investment funds. The Master Trust additions and deductions are allocated among the participating plans in the Program by assigning to each such plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, based on the respective Plan's asset allocation and fair value, income and expenses resulting from the collective investment of the assets of the Master Trust. At both December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 94%.

Fair value of investments held by the Master Trust at December 31 is as follows:

	2014	2013
Investments, at fair value:
Mutual funds	$248,273,485	$243,909,376
Stable value fund	114,905,014	121,322,439
Common/Collective trusts	212,603,403	176,929,836
Kennametal Inc. capital stock	44,229,424	62,641,369
Self-directed brokerage account	6,368,820	5,444,643
	626,380,146	610,247,663
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,627,163)	(2,833,279)
Net Assets Available for Benefits	$622,752,983	$607,414,384

The following are the changes in net assets for the Master Trust for the year ended December 31, 2014:

Change in net assets:
Net depreciation in fair value of investments	$(3,053,463)
Interest and dividends	17,249,096
Investment Income	14,195,633
Net transfers	1,142,966
Increase in Net Assets	15,338,599
Change in net assets:
Beginning of year	607,414,384
End of year	$622,752,983

During 2014, the investment income for the Master Trust investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Mutual funds	$3,280,576
Common/Collective trusts	13,280,862
Self-directed brokerage account	(108,328)
Kennametal Inc. capital stock	(19,506,573)
Net depreciation in fair value	$(3,053,463)

NOTE 4 – FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical unrestricted assets or liabilities in active markets.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds -
Value at the daily closing price as reported by the fund.

Capital Stock -
Valued at the closing price reported on the active market on which the individual securities are traded.

Stable Value Fund -
The contracts comprise a fully benefit-responsive fund invested primarily in wrapper contracts or synthetic investment contracts. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for underlying investments.

Common/Collective Trusts -
Investments in Common/Collective trusts are valued using net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2014 and 2013, and have a nominal redemption period.

Self-Directed Brokerage Account -
The following investment types of the self-directed brokerage account are valued as follows:

Common Stock and Preferred Stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds - Value at the daily closing price as reported by the fund.

Cash and Cash Equivalents - Value approximates fair value due to the short term of this investment.

Units in Trust - Valued at the quoted NAV at year end.

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$114,905,014	$—	$114,905,014
Common/Collective trusts:
Balanced funds*	—	212,603,403	—	212,603,403
Kennametal Inc. capital stock	44,229,424	—	—	44,229,424
Mutual funds:
Growth funds	130,729,012	—	—	130,729,012
Value funds	70,620,466	—	—	70,620,466
Index funds	27,880,449	—	—	27,880,449
Fixed income funds	19,043,558	—	—	19,043,558
Self-directed brokerage account:
Common and preferred stocks	2,091,809	—	—	2,091,809
Mutual funds	2,366,168	—	—	2,366,168
Cash and cash equivalents	1,625,369	—	—	1,625,369
Units in trust	285,474	—	—	285,474
Total Investments	$298,871,729	$327,508,417	$—	$626,380,146

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measurements at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$126,830,082	$—	$—	$126,830,082
Index funds	25,554,210	—	—	25,554,210
Value funds	67,707,306	—	—	67,707,306
Fixed income funds	18,271,225	—	—	18,271,225
Stable Value Fund		101,554,326	—	101,554,326
Common/Collective trusts:
Balanced funds*		203,436,297	—	203,436,297
Kennametal Inc. capital stock	42,377,784	—	—	42,377,784
Self-directed brokerage account:
Mutual funds	2,366,167	—	—	2,366,167
Common and preferred stocks	1,965,573	—	—	1,965,573
Cash and cash equivalents	1,578,201	—	—	1,578,201
Units in trust	285,474	—	—	285,474
Total Investments	$286,936,022	$304,990,623	$—	$591,926,645
* Common/Collective trusts consist of various JP Morgan investments. The investment strategies of these investments are detailed below.

Common / Collective Trusts Investment Strategies:

	JP Morgan	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2015 Fund	2020 Fund	2025 Fund	2030 Fund	2035 Fund
Domestic equity funds	23.5%	29.3%	32.9%	36.3%	39.2%
International funds	16.4%	20.4%	23.3%	26.2%	28.7%
Taxable fixed income	43.2%	38.2%	30.5%	24.8%	18.8%
Specialty funds	11.2%	9.9%	10.2%	8.7%	9.8%
Money Market Fund	4.5%	1.5%	2.3%	2.8%	2.3%
U.S. Treasuries	0.6%	0.6%	0.8%	1.2%	1.2%
Exchange-traded notes	0.6%	0.1%	—%	—%	—%
	100%	100%	100%	100%	100%
Fair Value of Master Trust holdings as of December 31, 2014	$35,871,837	$37,337,719	$43,673,814	$31,943,051	$21,027,442

	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2040 Fund	2045 Fund	2050 Fund	Income Fund
Domestic equity funds	40.5%	39.5%	39.7%	21.8%
International funds	30.1%	30.0%	29.9%	13.8%
Taxable fixed income	15.3%	16.0%	15.8%	42.1%
Specialty funds	10.5%	10.7%	10.4%	11.7%
Money market fund	2.4%	2.6%	2.9%	9.0%
U.S. Treasuries	1.2%	1.2%	1.3%	0.6%
Exchange-traded notes	—%	—%	—%	1.0%
	100%	100%	100%	100%
Fair Value of Master Trust holdings as of December 31, 2014	$18,177,416	$5,999,483	$4,993,513	$13,579,128

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$121,322,439	$—	$121,322,439
Common/Collective trusts:
Balanced funds*	—	176,929,836	—	176,929,836
Kennametal Inc. capital stock	62,641,369	—	—	62,641,369
Mutual funds:
Growth funds	131,602,209	—	—	131,602,209
Value funds	68,385,156	—	—	68,385,156
Index funds	24,516,198	—	—	24,516,198
Fixed income funds	19,405,813	—	—	19,405,813
Self-directed brokerage account:
Common and preferred stocks	1,700,714	—	—	1,700,714
Mutual funds	1,917,074	—	—	1,917,074
Cash and cash equivalents	1,516,268	—	—	1,516,268
Units in trust	310,587	—	—	310,587
Total Investments	$311,995,388	$298,252,275	$—	$610,247,663

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measurements at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$127,080,735	$—	$—	$127,080,735
Index funds	22,030,593	—	—	22,030,593
Value funds	65,512,965	—	—	65,512,965
Fixed income funds	18,468,857	—	—	18,468,857
Stable Value Fund	—	106,667,463	—	106,667,463
Common/Collective trusts:
Balanced funds*	—	167,162,911	—	167,162,911
Kennametal Inc. capital stock	59,944,832	—		59,944,832
Self-directed brokerage account:
Mutual funds	1,917,073	—	—	1,917,073
Common and preferred stocks	1,502,523	—	—	1,502,523
Cash and cash equivalents	1,446,654	—	—	1,446,654
Units in trust	310,587	—	—	310,587
Total Investments	$298,214,819	$273,830,374	$—	$572,045,193
* Common/Collective trusts consist of various JP Morgan investments. The investment strategies of these investments are detailed below.
.

Common / Collective Trusts Investment Strategies:

	JP Morgan	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2015 Fund	2020 Fund	2025 Fund	2030 Fund	2035 Fund
Domestic equity funds	22.0%	27.5%	30.6%	33.3%	35.5%
International funds	16.4%	21.1%	24.3%	27.8%	30.3%
Taxable fixed income	45.2%	41.0%	33.5%	26.7%	20.4%
Specialty funds	11.2%	7.2%	7.4%	7.9%	9.2%
Money market fund	3.8%	2.3%	3.2%	3.0%	3.4%
U.S. Treasuries	0.6%	0.7%	1.0%	1.3%	1.2%
Exchange-traded notes	0.8%	0.2%	—%	—%	—%
	100.0%	100.0%	100.0%	100.0%	100.0%
Fair value of Master Trust holdings as of December 31, 2013	$31,981,937	$31,452,110	$35,526,219	$25,133,934	$17,214,936

	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2040 Fund	2045 Fund	2050 Fund	Income Fund
Domestic equity funds	36.2%	35.1%	36.2%	17.7%
International funds	31.2%	31.2%	30.8%	12.8%
Taxable fixed income	18.0%	18.2%	17.9%	46.2%
Specialty funds	9.8%	9.7%	9.8%	11.9%
Money market fund	3.5%	4.5%	4.0%	9.3%
U.S. Treasuries	1.3%	1.3%	1.3%	0.6%
Exchange-traded notes	—%	—%	—%	1.5%
	100.0%	100.0%	100.0%	100.0%
Fair value of Master Trust holdings as of December 31, 2013	$14,323,863	$4,476,072	$3,666,867	$13,153,898

Transfers Between Levels - the availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques might require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no significant transfers between levels during 2014 or 2013.

NOTE 5 – INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The values of individual investments within the Master Trust that represent five percent or more of the Plan’s total net assets as of December 31 are as follows:

	2014	2013
Stable Value Fund*	$98,348,599	$104,176,426
Kennametal Inc. capital stock	42,377,784	59,944,832
Prudential Jennison Mid-Cap Growth Fund	47,258,083	46,109,076
T. Rowe Price Institutional Large Cap Growth Fund	46,044,956	44,376,965
JP Morgan SmartRetirement 2015 Fund	31,420,453	27,211,251
JP Morgan SmartRetirement 2025 Fund	42,251,563	33,998,592
JP Morgan SmartRetirement 2030 Fund	30,634,765	23,900,478
JP Morgan SmartRetirement 2020 Fund	35,974,245	29,815,996
  * Fair value at December 31, 2014 and 2013 is $101,554,326 and $106,667,463, respectively.
**The fair value of the investments in JP Morgan SmartRetirement 2015 and 2030 Funds as of December 31, 2013 are not five percent or more of the Plan's total net assets available for benefits, but the fair value is presented for comparison purposes.

NOTE 6 – STABLE VALUE FUND
The Plan has a fully benefit-responsive guaranteed investment contract (Stable Value Fund) with Invesco. Invesco maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract with Invesco is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include: 1) amendments to the Master Trust or Plan documents (including complete or partial termination of the Master Trust or merger with another plan that does not participate in the Master Trust arrangement), 2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, 3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, or 4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Master Trust’s or Plan’s ability to transact at contract value with participants are probable of not occurring.

The average yield earned by the Plan based on actual earnings was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 1.99% and 1.89% for the years ended December 31, 2014 and 2013, respectively.

NOTE 7 – TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated April 15, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and is currently being operated in compliance with the applicable regulations of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for Plan years prior to December 31, 2011.

NOTE 8 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contributions.

NOTE 9 – RISKS AND UNCERTAINTIES
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 10 – RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Master Trust that are allocated to this Plan are managed by Fidelity Investments. The trustee of the Plan is FMTC and therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 1,183,729 and 1,146,351 shares of Kennametal Inc. capital stock, or $42,377,784 and $59,944,832 at December 31, 2014 and 2013, respectively. As a result, transactions related to this investment qualify as party-in-interest transactions.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Plan Interest in the Kennametal Inc. Master Trust	Master Trust	**	$591,926,645

	PARTICIPANT LOANS*	Interest rates from 4.25% to 10.50%	$—	$12,723,555
	*	- Designates party-in-interest as defined by ERISA
	**	- Cost omitted for participant directed accounts

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

Date: June 24, 2015	By:	/s/ Kimberly Kistler
Kimberly Kistler
Plan Administrator